For Release: June 11, 2025 Attention: Business Editors VERSABANK TO PRESENT AT SIDOTI VIRTUAL INVESTOR CONFERENCE ON JUNE 12, 2025, AT 2:30 PM ET LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced management will participate in the Sidoti Virtual Investor Conference to be held on June 11-12, 2025. David Taylor, President of VersaBank, will present on June 12, 2025, at 2:30 p.m. ET. A live webcast of the presentation will be available on the Bank’s website at https://www.versabank.com/investor-relations/events-presentations/. VersaBank management will participate in one-on-one meetings throughout the conference. Interested institutional investors can request a one-on-one meeting by registering here Sidoti Virtual Investor Conference. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the US, VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank broadly launched its unique Receivable Purchase Program funding solution for point-of-sale finance companies, which has been highly successful in Canada for nearly 15 years, to the underserved multi-trillion-dollar US market. VersaBank also owns Washington, DC-based DRT Cyber Inc., a North America leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through its wholly owned subsidiary, Digital Meteor Inc. (“Digital Meteor”), VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank’s revolutionary Digital Deposit Receipts (“DDRs”). VersaBank’s Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 519-4196 lawrence.chamberlain@loderockadvisors.com

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